SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2015

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Annual General Shareholders’ Meeting of Telefónica	2

	• Official Calling and Agenda

	• Full text of the proposals to be submitted for approval

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

General Secretary and

Secretary to the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA, S.A. as provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

The Board of Directors of TELEFÓNICA, S.A has resolved to call the Annual General Shareholders’ Meeting to be held in Madrid, at the Recinto Ferial de la Casa de Campo, Pabellón de Cristal, Avenida de Portugal, sin número, at 1:00 p.m. on June 12, 2015 on second call, in the event that the legally required quorum is not reached and therefore the Meeting cannot be held on the first call that is hereby called on June 11, 2015 at the same place and time.

To this end, the following documents are hereby enclosed to this report:

•	Full text of the official calling.

•	Full text of the proposals to be submitted for approval of the Annual General Shareholders’ Meeting.

These proposals, together with the additional information, (detailed in the official calling) are available to shareholders, for examination, at the Company’s registered office so that they can exercise their right of information. Additionally, these documents are accessible on-line via the Company’s website: www.telefonica.com.

Madrid, April 29, 2015

TELEFÓNICA, S.A.

Ordinary General Shareholders’ Meeting

By resolution of the Board of Directors of TELEFÓNICA, S.A., the shareholders are hereby called to the Ordinary General Shareholders’ Meeting, to be held in Madrid, at the Recinto Ferial de la Casa de Campo, Pabellón de Cristal, Avenida de Portugal, sin número, at 1:00 p.m. on June 12, 2015 on second call, in the event that the legally required quorum is not reached and therefore the Meeting cannot be held on the first call that is hereby called on June 11, 2015 at the same place and time, in order to deliberate and decide upon the matters included in the following

AGENDA

I.	Approval of the Annual Accounts and of the Management Report of both Telefónica, S.A. and of its Consolidated Group of Companies, for fiscal year 2014.

II.	Approval of the proposed allocation of the profits/losses of Telefónica, S.A. for fiscal year 2014.

III.	Approval of the management of the Board of Directors of Telefónica, S.A., during fiscal year 2014.

IV.	Re-election of the Auditor for fiscal year 2015.

V.	Approval of the reduction in share capital by means of the cancellation of shares of the Company’s own stock, excluding the right of creditors to object and amending article 6 of the By-Laws regarding share capital.

VI.	Shareholder compensation by means of a scrip dividend. Approval of an increase in share capital by such amount as may be determined pursuant to the terms and conditions of the resolution, through the issuance of new ordinary shares having a par value of one euro each, with no share premium, of the same class and series as those that are currently outstanding, with a charge to reserves. Offer to the shareholders to purchase their free-of-charge allotment rights at a guaranteed price. Express provision for the possibility of incomplete allocation. Application for admission to trading of the new shares on the Spanish and foreign Stock Exchanges on which the shares of Telefónica, S.A. are listed. Delegation of powers to the Board of Directors, with express powers of substitution.

VII.	Amendment of the By-Laws to conform them to the amendments made to the Companies Act by Law 31/2014 of December 3 to improve corporate governance, and to introduce other technical and text organization improvements.

A)	Amendment of the articles of the By-Laws relating to the General Shareholders’ Meetings and the powers and duties thereof: Articles 15 (Powers of the shareholders acting at a General Shareholders’ Meeting), 16 (Ordinary and Extraordinary General Shareholders’ Meetings), 17 (Call to the General Shareholders’ Meeting), 19 (Right to attend) and 22 (Shareholders’ right to receive information).

B)	Amendment of the article 35 of the By-Laws in relation to Director’s compensation.

C)	Amendment of the articles of the By-Laws regarding the organization of the Board of Directors and the executive and advisory bodies thereof: articles 29 (Composition and appointment of the Board of Directors), 33 (Conflict of interest of the Directors), 37 (Powers of the Board of Directors), 39 (Audit and Control Committee) and 40 (Nominating, Compensation and Corporate Governance Committee).

VIII.	Amendment of the following articles of the Regulations for the General Shareholders’ Meeting to conform them to the amendment of the Companies Act by Law 31/2014 of December 3 to improve corporate governance, and to introduce other technical and text organization improvements: amendment of the articles 5 (Powers of the shareholders at the General Shareholders’ Meeting), 7 (Power and obligation to call to meeting), 8 (Publication and notice of call to meeting), 9 (Information available to the shareholders from publication of the notice of the call to meeting), 10 (The shareholders’ right to receive information), 12 (Right to attend), 13 (Right of representation), 23 (Voting on the proposed resolutions), 24 (Adoption of resolutions and announcement of voting results); and inclusion of a new article 23 bis (Conflicts of interest at the General Shareholders’ Meeting).

IX.	Delegation to the Board of Directors, with express powers of substitution, for a period of five years, of the power to increase the share capital pursuant to the provisions of Section 297.1.b) of the Companies Act, and delegation of the power to exclude the preemptive right of the shareholders as provided in Section 506 of the Companies Act.

X.	Delegation of powers to formalize, interpret, remedy and carry out the resolutions adopted by the shareholders at the General Shareholders’ Meeting.

XI.	Consultative vote on the 2014 Annual Report on Directors’ Compensation.

SUPPLEMENT TO THE CALL TO THE GENERAL SHAREHOLDERS’ MEETING

Shareholders representing at least three percent of the share capital may request the publication of a supplement to this call to the General Shareholders’ Meeting, including one or more items in the Agenda, provided the request is accompanied by the rationale therefor or, if appropriate, by a well-founded proposal for a resolution. This right must be exercised by means of verifiable notice (which will include the corresponding documents evidencing shareholder status) that must be received at the Company’s registered office (Gran Vía, número 28, Madrid, código postal 28013, to the attention of the General Secretary and Secretary of the Board of Directors) within five days of the publication of this call to meeting. In addition, and as provided in Section 519 of the Companies Act, shareholders representing at least three percent of the share capital may, within five days following publication of this notice of call, submit well-founded proposals for resolutions on matters that have already been included or that must be included in the Agenda.

RIGHT TO RECEIVE INFORMATION

In connection with Items I, II, V, VI, VII, VIII, IX, and XI on the Agenda, and pursuant to applicable laws and regulations, it is stated for the record that shareholders have the right to examine and obtain at the Company’s registered office, or to request the Company to send them, immediately and free of charge, a copy of the following documents:

•	Individual and consolidated Annual Accounts of Telefónica, S.A. and the proposed allocation of profits/losses, all for fiscal year 2014.

•	Individual and consolidated Management Reports of Telefónica, S.A. for fiscal year 2014.

•	Audit Reports on the individual and consolidated Annual Accounts of Telefónica, S.A. for fiscal year 2014.

•	Report of the Board of Directors regarding the proposal for the reduction in share capital by means of the cancellation of shares of the Company’s own stock referred to in item V of the Agenda, which includes the full text of the proposal.

•	Report of the Board of Directors regarding the proposal for shareholder compensation by means of a scrip dividend referred to in item VI of the Agenda, which includes the full text of the proposal.

•	Report of the Board of Directors in relation to the proposal for amending the By-Laws of Telefónica, S.A. referred to in item VII of the Agenda, which includes the full text of the proposal.

•	Report of the Board of Directors in relation to the proposal for amending the Regulations for the General Shareholders’ Meeting of Telefónica, S.A. referred to in item VIII of the Agenda, which includes the full text of the proposal.

•	Report of the Board of Directors regarding the proposal for authorizing such Body to increase the share capital and exclude the preemptive right of the shareholders referred to in item IX of the Agenda, which includes the full text of the proposal.

•	The Annual Report on the Remuneration of Directors of Telefónica, S.A., which is submitted to a consultative vote under item XI of the Agenda.

Pursuant to Sections 197 and 520 of the Companies Act, the shareholders may, until the fifth day prior to the date on which the General Shareholders’ Meeting is scheduled to be held and by completing the form posted on the Company’s corporate website (www.telefonica.com) for such purpose, or by postal correspondence sent to the Company’s registered office (Gran Vía, número 28, Madrid, código postal 28013, to the attention of the Oficina del Accionista (Office of the Shareholder), request such information or clarifications as they deem necessary, or ask such questions as they deem appropriate, regarding the matters included on the Agenda or about the information available to the public that has been provided by Telefónica, S.A. to the National Securities Market Commission (Comisión Nacional del Mercado de Valores) since May 30, 2014, i.e., the date on which the last General Shareholders’ Meeting was held, or regarding the Auditor’s reports mentioned above.

Independently of the right to receive information referred to above, as from the date of publication of the notice of call to meeting, the following documents and information, among others, may be viewed on the Company’s corporate website (www.telefonica.com) and in the WebApp (http://telefonica.com/meeting) if accessing though mobile devices:

•	This notice of call to meeting.

•	The total number of shares and voting rights on the date of the call to meeting.

•	The Individual Annual Accounts, the Management Report and the Auditor’s report for fiscal year 2014, as well as the Consolidated Annual Accounts, the Management Report of the Group and the Auditor’s report for the same fiscal year.

•	The full text of the resolutions proposed regarding each of the items on the Agenda, as well as, in connection with items V, VI, VII, VIII and IX, the respective Reports of the Board of Directors.

•	The form of distance proxy-granting or voting card.

•	The Annual Report on the Remuneration of Directors of Telefónica, S.A.

•	The Annual Corporate Governance Report for fiscal year 2014.

RIGHT TO ATTEND THE MEETING IN PERSON OR BY PROXY

The right to attend the General Shareholders’ Meeting hereby called accrues to shareholders that hold at least 300 shares registered in their name in the corresponding book-entry registry five days in advance of the date on which the Meeting is to be held and who provide evidence thereof by means of the appropriate attendance card or by producing a certificate issued by the Company or by any of the depositaries participating in Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Securities Registration, Clearing and Settlement Systems Management Company) (IBERCLEAR), or by any other means allowed under applicable law.

Any shareholder having the right to attend the General Shareholders’ Meeting may be represented thereat by another person, who need not be a shareholder. A proxy may be granted by using the proxy-granting form printed on the attendance card or by any other means allowed by Law. The documents containing proxies for the General Shareholders’ Meeting must set forth the instructions regarding the direction of the vote. Where no express instructions are given, it shall be understood that the proxy-holder must vote in favor of the proposed resolutions submitted by the Board of Directors regarding the matters on the Agenda, and against the resolution in question in relation to any matters that are not included in the Agenda and are thus unknown on the date that the proxy is granted but which may be submitted to a vote at the General Shareholders’ Meeting.

If the proxy-granting document does not set forth a specific person to whom the shareholder grants the proxy, such proxy will be deemed granted in favor of the Chairman of the Board of Directors of the Company or of such other person as may replace him as Chairman of the General Shareholders’ Meeting. In the event that the appointed representative is involved in a conflict of interest upon voting on any of the proposals, whether or not included in the Agenda, which are submitted to the shareholders at the General Shareholders’ Meeting, and the shareholder has not given specific voting instructions, the proxy will be deemed granted to the Secretary for the General Shareholders’ Meeting.

Shareholders who do not hold the minimum number of shares required to attend may grant a written proxy in respect thereof in favor of another shareholder having the right to attend, or come together with other shareholders that are in the same situation such that they reach the required number of shares and grant a written proxy to one of such shareholders.

PROXY-GRANTING AND VOTING BY MEANS OF LONG-DISTANCE COMMUNICATION

Pursuant to Articles 20 and 25 of the By-Laws and 13 and 22 of the Regulations for the General Shareholders’ Meeting and to the resolution adopted by the Board of Directors as permitted by the aforementioned provisions, the exercise of proxy representation and voting rights by means of long-distance communication shall be governed by the following provisions:

1.- Proxy-granting or voting prior to the General Shareholders’ Meeting by electronic means.

Shareholders wishing to grant a proxy or to cast their vote by electronic means prior to the holding of the Meeting must access the “2015 General Shareholders’ Meeting/Proxy-granting and Voting by Electronic Means” section available on the Company’s corporate website (www.telefonica.com) (the “Website”) and follow the instructions to grant a proxy or to exercise their right to vote prior to the General Shareholders’ Meeting that are specified therein.

To such end, shareholders must provide evidence of their identity on the software provided for such purpose on the above-mentioned Website by means of: (i) the Electronic National Identity Document or (ii) a recognized, valid and current electronic user certificate, as provided in Electronic Signature Act 59/2003, of December 19, issued by the Spanish Public Certification Body (CERES), a division of the Fábrica Nacional de Moneda y Timbre (Spanish Royal Mint). The Company reserves the right to request such additional means of identification from shareholders as it deems necessary to verify their status as shareholders and to guarantee the authenticity of the vote and of the proxy-granting.

2.- Proxy-granting or voting prior to the General Shareholders’ Meeting by postal correspondence.

Shareholders wishing to grant a proxy or to cast their vote by postal correspondence must complete and sign the distance proxy-granting or voting card prepared by the Company and send it to the attention of the Office of the Shareholder (Distrito Telefónica, Ronda de la Comunicación s/n, Edificio Central, planta 2, 28050 Madrid), attaching the original of the document in the name of the shareholder evidencing ownership of the shares, issued for such purpose by the Company or by the Depositary, along with a photocopy of the shareholder’s national identity document or passport.

Shareholders that are legal entities must send to the Company a photocopy of a power of attorney with sufficient powers, evidencing the authority of the individual signing the distance proxy-granting or voting card in the name of the legal entity.

If a proxy is granted to a person other than one of the members of the Board of Directors, a copy of the proxy-granting card must be sent to the proxy-holder for delivery at the access to the premises on the day of the General Shareholders’ Meeting.

Should they wish to revoke the proxy granted, shareholders must contact the Company, at the Office of the Shareholder (phone no.: 900 111 004) before midnight on June 8, 2015.

Shareholders may obtain the Company’s distance proxy-granting or voting card by downloading it from and printing it on the Website, by picking it up at the registered office of the Company or by requesting at the Office of the Shareholder (telephone 900 111 004 / mail accion.telefonica@telefonica.com) that it be sent to them without charge.

Shareholders may also grant a proxy or cast a vote using the cards issued by depositaries. In this case, shareholders must complete the sections relating to proxy-granting or voting from a distance, if applicable, on the card issued by the depositary and send it to the Company by postal correspondence to the attention of the Office of the Shareholder (Distrito Telefónica, Ronda de la Comunicación s/n, Edificio Central, planta 2, 28050 Madrid).

3.- Provisions common to the exercise of proxy-granting or voting rights by means of long-distance communication.

a)	Deadline for receipt by the Company and evidence of the status as shareholder.

In order to be valid, both the proxies granted and the votes cast prior to the General Shareholders’ Meeting by means of long-distance communication (be it by electronic means or by postal correspondence) must be received by the Company before midnight on June 8, 2015.

The distance proxy or vote shall only be deemed to be valid if the status as shareholder is confirmed, through verification of the fact that the ownership information and the number of shares provided by each person granting a proxy or voting by means of long-distance communication are the same as the data provided by IBERCLEAR. In the event of a discrepancy between the number of shares reported by the shareholder and the number set forth in the IBERCLEAR file, the number of shares provided by IBERCLEAR shall prevail for purposes of quorum and voting.

In the event of co-ownership of shares, the person granting the proxy or the vote from a distance will be deemed to have been appointed to exercise the shareholder rights, if such person is one of the co-owners.

b)	Rules of priority between proxy-granting and voting by means of long-distance communication and attendance at the General Shareholders’ Meeting.

Attendance at the General Shareholders’ Meeting by a shareholder who has previously granted a proxy or voted by means of long-distance communication (whether by electronic means or by postal correspondence), shall render the proxy or the vote null and void.

In the event that a shareholder grants several proxies or casts several votes (whether by electronic means or by postal correspondence), the action (proxy-granting or voting) taken last shall prevail. If the time when the shareholder granted any of the proxies or cast any of the votes is uncertain, the vote (regardless of the means used to cast it) shall prevail over the proxy-granting. If the shareholder cast several votes in different directions, by electronic or postal means, the vote cast last shall prevail.

c)	Suspension of electronic systems / Interconnection failures.

The Company reserves the right to modify, suspend, cancel or limit electronic voting or proxy-granting mechanisms whenever technical or security reasons require it or make it advisable. If any of such instances occurs, it will be announced on the Company’s corporate website. All of the foregoing is without prejudice to the validity of the votes already cast and the proxies already granted and to shareholders’ attendance and proxy representation rights.

The Company shall not be liable for any damage that may be sustained by shareholders as a result of failures, overloads, downtime, failed connections or any other contingency of the same or like nature beyond the Company’s control that prevents the use of electronic voting or proxy-granting mechanisms. Accordingly, such circumstances shall not constitute an unlawful deprivation of shareholders’ rights.

d)	Other matters.

Both proxies granted and votes cast by means of long-distance communication shall be rendered void by the disposal of the shares that the Company becomes aware of.

ELECTRONIC SHAREHOLDERS’ FORUM

Pursuant to the provisions of Section 539.2 of the Companies Act, on the occasion of the call to meeting and until the General Shareholders’ Meeting is held, Telefónica, S.A. has set up an Electronic Shareholders’ Forum on the Company’s corporate website (www.telefonica.com) which shall be accessible, with appropriate safeguards, by both individual shareholders and any shareholder associations they may create.

Proposed resolutions sought to be submitted as a supplement to the agenda announced in the call to meeting may be published in the Electronic Shareholders’ Forum, together with requests for adherence to such proposals, initiatives to reach the percentage sufficient to exercise a minority right provided by law and proxy offers or solicitations.

The Forum is not a mechanism for online electronic conversation between the shareholders of Telefónica, S.A. and the voluntary associations they may create or a forum for electronic debate. The Forum is also not a channel for communication between Telefónica, S.A. and its shareholders and the associations they may create. The Forum is provided for the sole purpose of facilitating communications between Telefónica, S.A. shareholders and the voluntary associations they may create, on the occasion of the call to meeting and until the day the General Shareholders’ Meeting is held.

Instructions for access to and use of the Forum may be found in the “2015 General Shareholders’ Meeting/Electronic Shareholders’ Forum” section.

PARTICIPATION OF A NOTARY AT THE MEETING

The Board of Directors has resolved to request the presence of a Notary Public to draw up the minutes of the General Shareholders’ Meeting, pursuant to Section 203 of the Companies Act, read together with Sections 101 and 103 of the Regulations of the Commercial Registry.

DATA PROTECTION

The personal data sent by the shareholders to the Company to exercise their rights to attend, grant proxies and vote at the General Shareholders’ Meeting, or the personal data provided for such purpose by the entities that are the depositaries of the shares held by such shareholders, shall be used by Telefónica, S.A. to manage the development, compliance with and control of the shareholding relationship. Such data shall be provided to the Notary Public exclusively in connection with the preparation of the notarized minutes of the General Shareholders’ Meeting.

Furthermore, pursuant to the Personal Data Protection Act (Organic Act 15/1999, of December 13), the data received will be kept in another file for which Telefónica, S.A. is also responsible, and the purpose of which is to send shareholders information relating to their investment and any advantage inherent to their status as shareholders in the telecommunications, new information technologies, tourism, culture, insurance, financial and home assistance industries, along with facilitating communication between shareholders on the occasion of the General Shareholders’’ Meeting. Shareholders have 30 days as from the date of the General Shareholders’ Meeting to object to such treatment (which they may do by calling toll-free at 900 111 004); upon expiration of such period without their having objected, they will be deemed to have given their consent for such purpose.

The rights of access, correction, cancellation and challenge may be exercised by the owner of the personal data, who must provide evidence of his identity, by letter addressed to the Office of the Shareholder of Telefónica, S.A., Distrito Telefónica, Ronda de la Comunicación s/n, Edificio Central, planta 2, 28050 Madrid.

If the shareholder includes personal data of other individuals on the distance proxy-granting or voting card, the shareholder must advise them of the details set forth in the preceding paragraphs and comply with any other requirements that may apply for the proper provision of the personal data to the Company, without the Company having to take any other additional action in terms of information or consent.

Shareholders (and their proxies, if any) must use any personal data of any individual that the Company may have made available to them on the occasion of the exercise of their rights to receive information, to attend, to grant a proxy and to vote at the General Shareholders’ Meeting only in order to exercise such rights.

FOR ANY ADDITIONAL INFORMATION, SHAREHOLDERS MAY CONTACT TELEFÓNICA’S SHAREHOLDERS OFFICE BY CALLING TOLL-FREE AT 900 111 004, FROM 9:00 A.M. TO 7:00 P.M., MONDAY THROUGH FRIDAY OR BY SENDING AN EMAIL TO accion.telefonica@telefonica.com.

Madrid, April 29, 2015

General Secretary and Secretary of the Board

Mr. Ramiro Sánchez de Lerín García-Ovies

Ordinary General Shareholder´s Meeting

Telefónica S.A. 2015

Telefónica, S.A.

ORDINARY GENERAL SHAREHOLDERS’ MEETING

OF TELEFÓNICA S.A. - 2015 -

PROPOSED RESOLUTIONS SUBMITTED BY THE BOARD OF DIRECTORS

TO THE SHAREHOLDERS FOR DECISION AT THE GENERAL

SHAREHOLDERS’ MEETING

June 11/12, 2015

Translation from Spanish for informational purposes only. In the event of a conflict, the Spanish version prevails.

Telefónica, S.A.

Proposal regarding Item I on the Agenda: Approval of the Annual Accounts and of the Management Report of both Telefónica, S.A. and its Consolidated Group of Companies for fiscal year 2014.

To approve the Individual Annual Accounts (Balance Sheet, Income Statement, Statement of Changes in Shareholders’ Equity, Cash Flow Statement and Notes), the Consolidated Financial Statements -Consolidated Annual Accounts- (Statements of Financial Condition, Income Statements, Global Income Statements, Statements of Changes in Shareholders’ Equity, Cash Flow Statements and Notes to the Consolidated Financial Statements), and the Management Reports of Telefónica, S.A. and its Consolidated Group of Companies for fiscal year 2014 (ended on December 31, 2014), as finalized by the Board of Directors at its meeting of February 23, 2015.

In the Individual Annual Accounts, the Balance Sheet as of December 31, 2014 discloses assets, liabilities and shareholders’ equity in the amount of 85,847 million euros each, and the Income Statement as of the end of the fiscal year shows a profit of 2,604 million euros.

In the Consolidated Financial Statements (Consolidated Annual Accounts), the Balance Sheet as of December 31, 2014 discloses assets, liabilities, and shareholders’ equity in the amount of 122,299 million euros each, and the Income Statement as of the end of the fiscal year shows a profit of 3,001 million euros.

*        *        *

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2015	2 of 40

Translation from Spanish for informational purposes only. In the event of a conflict, the Spanish version prevails.

Telefónica, S.A.

Proposal regarding Item II on the Agenda: Approval of the Proposed Allocation of the Profits/Losses of Telefónica, S.A. for fiscal year 2014.

To approve the following Proposal for the Allocation of the Profits/Losses of Telefónica, S.A. (the “Company”) for the fiscal year ended December 31, 2014:

To allocate the profits posted by the Company in fiscal year 2014, in the amount of 2,603,578,127 euros, as follows:

•	1,690,464 euros to funding a restricted reserve for Goodwill.

•	1,789,823,887 euros to payment of an interim dividend (fixed gross amount of 0.40 euro per share entitled to receive it). Such dividend was paid in full on May 7, 2014.

•	The balance of profits (812,063,776 euros) to a Discretionary Reserve.

*        *        *

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2015	3 of 40

Translation from Spanish for informational purposes only. In the event of a conflict, the Spanish version prevails.

Telefónica, S.A.

Proposal regarding Item III on the Agenda: Approval of the management of the Board of Directors during fiscal year 2014.

To approve the corporate management of the Board of Directors of Telefónica, S.A. during fiscal year 2014.

*        *        *

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2015	4 of 40

Translation from Spanish for informational purposes only. In the event of a conflict, the Spanish version prevails.

Telefónica, S.A.

Proposal regarding Item IV on the Agenda: Re-election of the Auditor for fiscal year 2015.

Pursuant to the proposal made by the Audit and Control Committee, the Board of Directors submits the following resolution for approval of the shareholders at the General Shareholders’ Meeting:

To re-elect as Auditor of Telefónica, S.A. and its Consolidated Group of Companies for fiscal year 2015 the firm Ernst & Young, S.L., with registered office in Madrid, at Plaza Pablo Ruiz Picasso, 1 and Tax Identification Code (C.I.F.) B-78970506.

*        *        *

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2015	5 of 40

Translation from Spanish for informational purposes only. In the event of a conflict, the Spanish version prevails.

Telefónica, S.A.

Proposal regarding Item V on the Agenda: Approval of the reduction in share capital by means of the cancellation of shares of the Company’s own stock, excluding the right of creditors to object and amending article 6 of the By-Laws regarding share capital.

(A) To reduce the share capital of Telefónica, S.A. (the “Company”) by the amount of 74,076.263 euros, by means of the cancellation of 74,076,263 shares of the Company held as treasury stock. Accordingly, article 6 of the By-Laws is hereby amended and shall henceforth read as follows:

“Article 6.- Share capital

1.	The share capital is 4,864,341,251 euros, represented by 4,864,341,251 ordinary shares in a single series and with a nominal value of one euro each, which have been fully paid up.

2.	The shareholders acting at the General Shareholders’ Meeting may, subject to the requirements and within the limits established by law for such purpose, delegate to the Board of Directors the power to increase the share capital.”

The reduction in share capital does not entail a return of contributions to the shareholders, since the Company itself is the owner of the cancelled shares, and is made with a charge to unrestricted reserves, by means of the funding of a reserve for cancelled share capital in an amount equal to the par value of the cancelled shares (i.e. in the amount of 74,076,263 euros), which may only be used in compliance with the same requirements as those established for the reduction of share capital, by application of the provisions of Section 335. c) of the Companies Act.

Accordingly, as laid down in such section, the creditors of the Company will not have the right to oppose the reduction mentioned in Section 334 of the Companies Act in connection with the approved reduction in share capital.

It is hereby stated for the record, in order to comply with the provisions of Section 411.1 of the Companies Act, that the consent of the bondholders’ syndicate for the outstanding issues of debentures and bonds is not required, since the approved capital reduction does not reduce the original ratio between the sum of capital plus reserves and the amount of the debentures pending repayment.

B) To authorize the Board of Directors, within one year from the date of adoption of this resolution, and, in any case, before the implementation of the capital increase subject to the proposal contained under item VI of the Agenda, to determine the other matters that have not been expressly established in this resolution or that are a result thereof, and to adopt the resolutions, take the actions, and execute the public or private documents that may be necessary or appropriate for the full implementation of this resolution, including, without limitation, the publication of the legally required notices, the making of the appropriate applications and the giving of the appropriate notices required to delist the cancelled shares.

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2015	6 of 40

Translation from Spanish for informational purposes only. In the event of a conflict, the Spanish version prevails.

Telefónica, S.A.

The Board of Directors is expressly authorized to in turn delegate to the Executive Commission or the Executive Chairman of the Board of Directors, the powers referred in this resolution, without prejudice to the powers that may be granted to any person for specific acts of execution.

*        *        *

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2015	7 of 40

Translation from Spanish for informational purposes only. In the event of a conflict, the Spanish version prevails.

Telefónica, S.A.

Proposal regarding Item VI on the Agenda: Shareholder compensation by means of a scrip dividend. Approval of an increase in share capital by such amount as may be determined pursuant to the terms and conditions of the resolution, through the issuance of new ordinary shares having a par value of one euro each, with no share premium, of the same class and series as those that are currently outstanding, with a charge to reserves. Offer to the shareholders to purchase their free allotment rights at a guaranteed price. Express provision for the possibility of incomplete allocation. Application for admission to trading of the new shares on the Spanish and foreign Stock Exchanges on which the shares of Telefónica, S.A. are listed. Delegation of powers to the Board of Directors, with express powers of substitution.

1.-	Capital increase with a charge to reserves

The share capital is increased by the amount resulting from multiplying (a) the nominal value of one euro per share of Telefónica, S.A. (the “Company”) by (b) the number of new shares of the Company to be determined using the formula indicated under item 2 below (the “New Shares”).

The capital increase is carried out by means of the issuance and flotation of the New Shares, which will be ordinary shares, having a nominal value of one euro each, of the same class and series as those that are currently outstanding, represented by book entries.

The capital increase is carried out in its entirety with a charge to one of the reserves provided for in Section 303.1 of the Companies Act (Ley de Sociedades de Capital).

The New Shares are issued at par, i.e., at their nominal value of one euro, without a share premium, and will be allotted without charge to those shareholders who exercise their free allotment rights.

Pursuant to the provisions of Section 311 of the Companies Act, provision is made for the possibility of an incomplete allotment of the Capital Increase, in the event that the Company, a company within its Group or a third party waives all or part of the free allotment rights to which they are entitled at the time of implementation of the increase. In the event of such incomplete allotment, the share capital will be increased by the corresponding amount

2.-	New Shares to be issued

The number of New Shares will be the number that results from the application of the following formula, with the resulting number being rounded downwards to the next lower integer:

NAN = NTAcc / Number of Rights

where

“NAN” is the Number of New Shares to be issued;

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Translation from Spanish for informational purposes only. In the event of a conflict, the Spanish version prevails.

Telefónica, S.A.

“NTAcc” is the number of shares of the Company on the date on which the Board of Directors, or the Executive Commission by delegation therefrom, resolves to implement the capital increase; and

“Number of Rights” is the number of free allotment rights required for the allotment of one New Share, which number will result from the application of the following formula, with the result being rounded to the next higher integer:

Number of Rights = NTAcc / Provisional number of shares

where

Provisional number of shares = Reference Amount / PreCot.

For these purposes:

“Reference Amount” will be the reference market value of the capital increase, which will be equal to the sum of 1,702,519,437.85 euros multiplied by the factor PreCot/(PreCot-0.35), with a maximum of 1,800,000,000.00 euros in all cases.

“PreCot” is the arithmetic mean of the average weighted listing prices of the Company’s Shares on Spain’s Electronic Trading System in the five trading sessions prior to the resolution of the Board of Directors, or the Executive Commission by delegation therefrom, to implement the capital increase, rounded up or down to the closest one-thousandth part of a euro and, in the case of half of one thousandth of a euro, rounded to the next higher one thousandth part of a euro. In any event, PreCot may not be less than the nominal value of the shares, such that if the result of such calculation is less, PreCot shall be equal to one euro.

3.-	Free allotment rights

Each share of the Company will grant its holder one free allotment right.

The number of free allotment rights required to receive one New Share will be automatically determined according to the ratio existing between the number of New Shares and the number of shares of the Company (NTAcc). Specifically, the shareholders will be entitled to receive one New Share for as many free allotment rights, determined as provided in Section 2 above (Number of Rights), as are held by them.

In the event that (i) the number of free allotment rights required for the allotment of one share (Number of Rights) multiplied by the number of New Shares (NAN) results in a number that is lower than (ii) the number of outstanding shares (NTAcc.), the Company, or an entity within its Group, will waive a number of free allotment rights equal to the difference between both figures, for the sole purpose that the number of New Shares be a whole number and not a fraction.

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Translation from Spanish for informational purposes only. In the event of a conflict, the Spanish version prevails.

Telefónica, S.A.

The free allotment rights will be allotted to the shareholders who appear as being entitled thereto in the book-entry records of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (IBERCLEAR) on the relevant date, in accordance with applicable rules governing the clearing and settlement of securities.

The free allotment rights may be traded on the Spanish continuous market during such term as may be determined by the Board of Directors, or the Executive Commission by delegation therefrom, which term will not be less than fifteen calendar days. During the period for trading the free allotment rights, a sufficient number of free allotment rights may be acquired on the market in the proportion required to subscribe for New Shares.

4.-	Irrevocable commitment to purchase the free allotment rights

The Company, or such company of its Group as may be determined, will assume an irrevocable commitment to purchase the free allotment rights at the price set forth below (the “Purchase Undertaking”).

The Purchase Undertaking will be in effect during such term, within the period for trading the rights, as is established by the Board of Directors or the Executive Commission by delegation therefrom. For such purpose the Company, or the corresponding company of its Group, is authorized to acquire such free allotment rights up to the maximum limit of the total number of rights issued, in all cases with due observance of any applicable legal restrictions.

The “Purchase Price” of each free allotment right under the Purchase Undertaking shall be the amount that results from the following formula, rounded up or down to the closest one thousandth part of a euro and, in the case of one-half of one thousandth of a euro, to the next higher one thousandth part of a euro:

Purchase Price = PreCot / (Number of Rights + 1)

The Company may acquire the free allotment rights pursuant to the Purchase Undertaking in whole or in part with a charge to one of the reserves provided for in Section 303.1 of the Companies Act.

5.-	Balance sheet for the transaction and reserve to which the increase will be charged.

The balance sheet used as the basis for the transaction is the balance sheet for the fiscal year ended December 31, 2014, duly audited and approved by the shareholders at this General Shareholders’ Meeting.

As noted above, the capital increase is made in its entirety with a charge to one of the reserves provided for in Section 303.1 of the Companies Act. When implementing the increase, the Board of Directors, or the Executive Commission by delegation therefrom, will determine the reserve to be used and the amount thereof in accordance with the balance sheet used as the basis for the transaction.

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Translation from Spanish for informational purposes only. In the event of a conflict, the Spanish version prevails.

Telefónica, S.A.

6.-	Representation of the New Shares

The New Shares will be represented by book entries, the book-entry registration of which is entrusted to Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (IBERCLEAR) and its participating entities.

7.-	Rights carried by the New Shares

Holders of the New Shares will have the same voting and dividend rights as the holders of the ordinary shares of the Company that are currently outstanding, from the date on which the capital increase is declared to be subscribed and paid in.

8.-	New Shares on deposit

Once the period for trading the free allotment rights has ended, the New Shares that could not be allotted for reasons not attributable to the Company will be held on deposit for those who provide evidence that they are the lawful holders of the corresponding free allotment rights.

Upon the passage of three years from the end of the period for trading the free allotment rights, the New Shares that are still pending allotment may be sold in accordance with the provisions of Section 117 of the Companies Act, for the account and risk of the interested parties. The net proceeds from such sale will be deposited with the Bank of Spain (Banco de España) or with the Government Depository (Caja General de Depósitos) at the disposal of the interested parties.

9.-	Application for admission to official trading

Application will be made for admission of the New Shares issued to trading on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges, through the Automated Quotation System (Sistema de Interconexión Bursátil) (Continuous Market), with the taking of such steps and actions as are required or appropriate and the submission of the required documents to the appropriate bodies of the foreign Stock Exchanges on which the shares of the Company are listed (currently London and Buenos Aires and, through American Depositary Shares (ADSs), New York and Lima) in order for the New Shares to be admitted to trading, with an express statement for the record of the Company’s submission to the rules that may now or hereafter exist with respect to Stock Exchange matters, and especially regarding trading, continued listing on and delisting from official markets.

It is expressly stated for the record, for appropriate legal purposes, that in the event of a subsequent request for delisting of the Company’s shares, such delisting will be carried out with such formalities as apply thereto and, in such event, the interests of the shareholders opposing or not voting on the resolution to delist will be safeguarded, in compliance with the requirements set out in applicable laws and regulations.

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Translation from Spanish for informational purposes only. In the event of a conflict, the Spanish version prevails.

Telefónica, S.A.

10.-	Implementation of the increase

Within a period of one year from the date of this resolution, the Board of Directors, may resolve, if it so deems appropriate, to implement the increase and set the terms and conditions thereof as to all matters not provided for in this resolution.

If the Board of Directors does not deem it advisable to implement the capital increase, it may decide not to implement it, in which case it must report such decision to the shareholders at the next General Shareholders’ Meeting held. The capital increase to which this resolution refers will be deprived of any and all effect in the event that the Board of Directors does not exercise the powers delegated thereto within the aforementioned period of one year

Once the period for trading the free allotment rights has ended:

(a) The New Shares will be allotted to the holders of the free allotment rights, according to the records maintained by IBERCLEAR and its participating entities, in the proportion resulting from Section 3 above.

(b) The Board of Directors or the Executive Commission by delegation therefrom, will declare the period for trading the free allotment rights to have ended and will formalize the appropriation of an amount of reserves equal to the amount of the capital increase, with which appropriation such Capital Increase will thus be fully paid in.

Likewise, once the period for trading the free allotment rights has ended, the Board of Directors, will adopt the resolutions required to amend the By-Laws in order to reflect the new amount of share capital resulting from the increase, and to apply for admission of the New Shares to listing on the Spanish and foreign Stock Exchanges on which the shares of the Company are listed.

11.-	Delegation of powers for implementation of the increase

Pursuant to the provisions of Section 297.1.a) of the Companies Act, the power to set the terms and conditions of the capital increase as to all matters not provided for in this resolution is delegated to the Board of Directors.

In particular, and by way of example only, the following powers are delegated to the Board of Directors, with express power of substitution:

1.-    To set the date on which the Capital Increase is to be carried out, which shall be within a period of one year from approval thereof, and to determine the reserves, from among those listed in Section 303.1 of the Companies Act, with a charge to which such increase will be implemented.

2.-    To set the reference date and time for allotment of the free allotment rights and the duration of the period for trading the free allotment rights, which shall not be less than fifteen calendar days.

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2015	12 of 40

Translation from Spanish for informational purposes only. In the event of a conflict, the Spanish version prevails.

Telefónica, S.A.

3.-    To determine the exact amount of the capital increase, the number of New Shares and the free allotment rights needed for the allotment of New Shares, applying the rules established in this resolution for such purpose.

4.-    To establish the terms and conditions of the Purchase Undertaking.

5.-     To amend article 6 of the By-Laws regarding the share capital to bring it into line with the result of the capital increase.

6.-    To waive the free allotment rights held by the Company or the respective company of its Group at the end of the period for trading such rights as a result of the Purchase Undertaking and, thus, the New Shares corresponding to such rights.

7.-     To waive free allotment rights, if appropriate, for the sole purpose of facilitating the number of New Shares being a whole number and not a fraction.

8.-     To declare the capital increase to be closed and implemented.

9.-     To take all steps required for the New Shares resulting from the capital increase to be included in the book-entry records of IBERCLEAR and admitted to listing on the Spanish and foreign Stock Exchanges on which the Company’s shares are listed, in accordance with the procedures established at each of such Stock Exchanges.

10.-     To take all such actions as are necessary or appropriate to implement and formalize the capital increase with any public or private entities or agencies, whether domestic or foreign, including acts for purposes of representation or supplementation or to cure defects or omissions that might prevent or hinder the full effectiveness of the foregoing resolutions.

The Board of Directors is expressly authorized to in turn delegate to the Executive Commission or the Executive Chairman of the Board of Directors, the powers referred in this resolution, without prejudice to the powers that may be granted to any person for specific acts of execution.

*        *        *

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2015	13 of 40

Translation from Spanish for informational purposes only. In the event of a conflict, the Spanish version prevails.

Telefónica, S.A.

Proposal regarding Item VII on the Agenda: Amendment of the By-Laws to conform them to the amendments made to the Companies Act by Law 31/2014 of December 3 to improve corporate governance, and to introduce other technical and text organization improvements.

A)	Amendment of the articles of the By-Laws relating to the General Shareholders’ Meetings and the powers and duties thereof: Articles 15 (Powers of the shareholders acting at a General Shareholders’ Meeting), 16 (Ordinary and Extraordinary General Shareholders’ Meetings), 17 (Call to the General Shareholders’ Meeting), 19 (Right to attend) and 22 (Shareholders’ right to receive information).

To amend articles 15 (Powers of the shareholders acting at a General Shareholders’ Meeting), 16 (Ordinary and Extraordinary General Shareholders’ Meetings), 17 (Call to the General Shareholders’ Meeting), 19 (Right to attend) and 22 (Shareholders’ right to receive information) of the By-laws, which shall hereafter read as follows:

a) To amend Article 15 of the By-Laws, which shall hereafter read as follows:

“Article 15.- Powers of the shareholders acting at a General Shareholders’ Meeting

The shareholders acting at a General Shareholders’ Meeting shall decide on the matters assigned thereto by law or these By-Laws and, in particular, regarding the following:

1) Approval of the annual financial statements, the allocation of profits/losses, and corporate management.

2) Appointment, re-appointment and removal of Directors, and ratification of Directors appointed by co-optation.

3) Appointment, re-appointment and removal of Auditors.

4) Appointment and removal of Liquidators.

5) Commencement of corporate claims for liability against any of the persons referred to in numbers 2) to 4) of this article.

6) Amendment of the By-Laws.

7) Increase and reduction of share capital, and delegation to the Board of Directors of the power to increase share capital, in which case it may also be attributed the power to disapply or establish restrictions upon pre-emptive rights, as established by law.

8) Elimination of or establishment of restrictions upon pre-emptive rights.

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Translation from Spanish for informational purposes only. In the event of a conflict, the Spanish version prevails.

Telefónica, S.A.

9) Transformation, merger, split-off, overall assignment of assets and liabilities, and relocation of the registered address abroad.

10) Dissolution of the Company.

11) Issuance of debentures and other marketable securities recognizing or creating debt, and delegation to the Board of Directors of the power to issue them.

12) The transformation of the Company into a holding company through “subsidiarization” or by entrusting subsidiaries with the conduct of core activities theretofore carried out by the Company itself.

13) The acquisition, disposition or contribution of essential operating assets from or to another company. For purposes of this section and the preceding section, an asset or activity shall be deemed to be essential when the amount of the transaction exceeds twenty-five (25%) percent of the value of the assets recorded in the last approved balance sheet.

14) Transactions the effect of which is tantamount to liquidating the Company.

15) The approval of the final balance sheet upon liquidation.

16) Releasing the Directors from the legal prohibitions relating to conflicts of interest when law necessarily attributes this competence to the General Shareholder’s Meeting.

17) The Director compensation policy.

18) Any other matter that the Board of Directors resolves to submit to a decision thereof, in compliance with the applicable laws and regulations”.

b)	To amend Article 16 of the By-Laws, which shall hereafter read as follows:

“Article 16.- Ordinary and Extraordinary General Shareholders’ Meeting

1. The shareholders acting at an Ordinary General Shareholders’ Meeting, which shall have previously been called for such purpose, shall meet within the first six months of each fiscal year in order, if appropriate, to approve corporate management, the financial statements for the prior fiscal year and decide on the allocation of profits/losses. Resolutions may also be adopted regarding any other matter properly coming before them, provided that such matter appears on the Agenda or is legally applicable, and a quorum for the General Shareholders’ Meeting has been established with the presence of the required share capital.

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Translation from Spanish for informational purposes only. In the event of a conflict, the Spanish version prevails.

Telefónica, S.A.

2. The Ordinary General Shareholders’ Meeting shall be valid even if it has been called or is held beyond the applicable deadline.

3. Any General Shareholders’ Meeting other than as provided for in the preceding paragraph shall be deemed an extraordinary General Shareholders’ Meeting and shall be held at any time of the year, provided that the Board of Directors deems it appropriate or when so requested in writing by the holders of at least 3% of the share capital, which request shall set forth the matters to be dealt with. In this instance, the General Shareholders’ Meeting shall be called to be held within the period legally provided for. The Board of Directors shall prepare the Agenda, in which it shall include at least the matters set forth in the request.

4. All General Shareholders’ Meetings, whether Ordinary or Extraordinary, which have been duly called, shall be validly constituted with the minimum quorum required by law, taking into account the matters included in the Agenda.”

c)	To amend Article 17 of the By-Laws, which shall hereafter read as follows:

“Article 17.- Call to the General Shareholders’ Meeting

1. The General Shareholders’ Meeting shall be called with the minimum advance notice required by law, through a notice published, at least:

a) In the Official Bulletin of the Commercial Registry or in one of the more widely circulated newspapers in Spain.

b) On the website of the National Securities Market Commission.

c) On the Company’s corporate website.

The notice published on the Company’s corporate website shall be continuously accessible at least until the date of the General Shareholders’ Meeting. The Board of Directors may also publish notices in other media, if it deems it appropriate to ensure the public and effective dissemination of the call to meeting.

2. The call notice shall contain all the statements required by law in each case and, in any event, shall set forth the date, place and time of the meeting upon first call and all the matters to be dealt with thereat. The notice may also set forth the date on which the General Shareholders’ Meeting shall, if applicable, be held upon second call.

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2015	16 of 40

Translation from Spanish for informational purposes only. In the event of a conflict, the Spanish version prevails.

Telefónica, S.A.

3. Except in the cases provided by law, General Shareholders’ Meetings may not deliberate on or discuss matters that are not included in the Agenda.

4. At Ordinary General Shareholders’ Meetings, shareholders representing at least 3% of the share capital may request the publication of a supplement to the call including one or more items in the Agenda, so long as such new items are accompanied by a rationale or, if applicable, by a well-founded proposal for a resolution.

5. In addition, shareholders representing at least 3% of the share capital may submit well-founded proposals for resolutions regarding items already included or that must be included in the Agenda for the General Shareholders’ Meeting called.

6. The rights provided for in the two preceding paragraphs must be exercised by means of duly authenticated notice that must be received at the Company’s registered office within five days of the publication of the call to meeting. The supplement to the call to meeting and the proposals for resolutions must be published or disseminated in compliance with the legal requirements and advance notice provided by law.”

d)	To amend Article 19 of the By-Laws, which shall hereafter read as follows:

“Article 19.- Right to attend

1. The right to attend General Shareholders’ Meetings shall accrue to the holders of at least 300 shares, provided that such shares are registered in their name in the corresponding book-entry registry five days in advance of the date on which the General Shareholders’ Meeting is to be held, and provided also that they present evidence thereof with the appropriate attendance card or certificate issued by any of the entities participating in the institution that manages such book-entry registry or in any other manner permitted by law.

2. Holders of a lesser number of shares may grant a proxy in respect thereof to a shareholder having the right to attend, as well as group together with other shareholders in the same situation until reaching the required number of shares, following which a proxy must be granted by the shareholders so grouped together to one of such shareholders. The grouping must be carried out specifically for each General Shareholders’ Meeting and be recorded in writing.

3. The Directors must attend General Shareholders’ Meetings, except when unable to do so upon duly justified grounds. Non-attendance by any of them shall not affect the valid constitution of the General Shareholders’ Meeting.

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2015	17 of 40

Translation from Spanish for informational purposes only. In the event of a conflict, the Spanish version prevails.

Telefónica, S.A.

4. The General Shareholders’ Meeting may also be attended by senior executive officers, technicians, experts and such other persons as may have a relationship with the Company in the opinion of the Chairman of the General Shareholders’ Meeting. The Chairman of the General Shareholders’ Meeting may also authorize the attendance of any other person that he sees fit, including media, analysts, etc., although the General Shareholders’ Meeting may revoke such authority.”

e)	To amend Article 22 of the By-Laws, which shall hereafter read as follows:

“Article 22.- Shareholders’ right to receive information

1. From the publication of the notice of the call to a General Shareholders’ Meeting and during the period required by law, any shareholder may submit a written request for such information or clarifications as it deems are required, or ask written questions it deems are pertinent, regarding the matters included in the call Agenda, or regarding information accessible to the public that the Company has provided to the National Securities Market Commission since the holding of the immediately prior General Shareholders’ Meeting and regarding the auditor’s report.

2. During the course of the General Shareholders’ Meeting, the shareholders may verbally request such information or clarifications as they deem appropriate regarding the matters contained in the Agenda, or regarding the information accessible to the public that the Company has provided to the National Securities Market Commission since the holding of the last General Shareholders’ Meeting, or regarding the auditor’s report.

3. The Board of Directors must provide the information requested pursuant to the two preceding paragraphs, in the manner and by the deadlines provided by law, except in those cases in which it is legally inadmissible and, in particular, when such information is unnecessary for the protection of shareholder rights, there are objective reasons to believe that it might be used for ultra vires purposes, or publication thereof may prejudice the Company or related companies. The information may not be withheld when the request is supported by shareholders representing at least one-fourth of the share capital.

Valid requests for information or clarifications submitted or questions asked in writing by the shareholders, as well as the answers provided in writing by the Directors, shall be posted on the Company’s website.

If the information requested by the shareholders has been clearly, expressly and directly made available to all shareholders in question & answer format on the Company’s corporate website, the Board of Directors’ may limit its response to a reference to the information provided in such format.

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2015	18 of 40

Translation from Spanish for informational purposes only. In the event of a conflict, the Spanish version prevails.

Telefónica, S.A.

4. In the case of the Ordinary General Shareholders’ Meeting and in the other cases established by law, the call notice shall make the appropriate references regarding the right to examine at the registered office and obtain, immediately and without charge, the documents that are to be submitted to the General Shareholders’ Meeting for approval and, if appropriate, such report or reports as may be determined by law.”

B)	Amendment of the article 35 of the By-Laws in relation to Directors’ compensation

To amend article 35 (Compensation) of the By-Laws, which shall hereafter read as follows:

“Article 35.- Compensation

1. The compensation of Directors in their capacity as such, i.e., as members of the Board of Directors and for the performance of the duty of supervision and collective decision-making inherent in such body, shall consist of a fixed and specific monthly remuneration and of fees for attending meetings of the Board of Directors and the executive and advisory Committees thereof. The compensation amount that the Company may annually pay to all of its Directors as remuneration and attendance fees shall be fixed by the shareholders at the General Shareholders’ Meeting, which amount shall remain unchanged until and unless the shareholders decide to modify it. The Board of Directors shall determine the exact amount to be paid within such limit and the distribution thereof among the Directors, taking into account the duties and responsibilities assigned to each Director, their membership on Committees within the Board of Directors and other objective circumstances that it deems relevant.

2. In addition, independently of the compensation established in the preceding paragraph, provision is hereby made for the establishment of Director compensation systems that are linked to the listing price of the shares or that entail the delivery of shares or of stock options. The application of such compensation systems must be approved by the shareholders at the General Shareholders’ Meeting, who shall determine the value of the shares to be taken as a reference, the number of shares to be delivered to each Director, the exercise price of stock options, the duration of such compensation system and other conditions they deem appropriate.

3. Executive Directors shall receive such compensation as the Board determines for the performance of executive duties delegated or entrusted to them by the Board of Directors. Such compensation shall conform to the Director compensation policy approved by the shareholders at the General Shareholders’ Meeting.

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Translation from Spanish for informational purposes only. In the event of a conflict, the Spanish version prevails.

Telefónica, S.A.

4. The Director compensation policy shall be set in what corresponds to the compensation system provided for in this article and shall be approved by the General Shareholders’ Meeting at least once every three years as a separate item from the agenda.”

C)	Amendment of the articles of the By-Laws regarding the organization of the Board of Directors and the executive and advisory bodies thereof: articles 29 (Composition and appointment of the Board of Directors), 33 (Conflict of interest of the Directors), 37 (Powers of the Board of Directors), 39 (Audit and Control Committee), and 40 (Nominating, Compensation and Corporate Governance Committee).

To amend articles 29 (Composition and appointment of the Board of Directors), 33 (Conflict of interest of the Directors), 37 (Powers of the Board of Directors), 39 (Audit and Control Committee), and 40 (Nominating, Compensation and Corporate Governance Committee) of the By-Laws which shall hereafter read as follows:

a)	To amend Article 29 of the By-Laws, which shall hereafter read as follows:

“Article 29.- Composition and appointment of the Board of Directors

1. The Board of Directors shall be composed of a minimum of five members and a maximum of twenty, to be appointed at the General Shareholders’ Meeting.

2. Directors shall serve in their position for a maximum period of four years. They may be re-elected one or more times to terms of the same maximum duration.

3. The Board of Directors shall have the power to fill, on an interim basis, any vacancies that may occur therein, by appointing, in such manner as is legally allowed, the persons who are to fill such vacancies until the holding of the next General Shareholders’ Meeting.”

b)	To amend Article 33 of the By-Laws, which shall hereafter read as follows:

“Article 33.- Conflict of interest of the Directors

1. The Directors shall notify the Board of Directors of any situation of direct or indirect conflict with the interest of the Company that may affect them. The Director involved shall abstain from voting on resolutions or decisions relating to the transaction affected by the conflict. Conflict of interest situations shall be included in the annual report.

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Translation from Spanish for informational purposes only. In the event of a conflict, the Spanish version prevails.

Telefónica, S.A.

2. Directors may not carry out, on their own behalf or on behalf of others, activities that may entail effective competition with the Company or that may otherwise place them in a situation of permanent conflict of interest therewith, except with express authorization by means of a resolution of the shareholders at a General Shareholders’ Meeting. The following shall not be deemed to be in a situation of effective competition with the Company: (i) companies controlled by the Company (within the meaning of Article 42 of the Commercial Code) and (ii) companies with which the Company maintains a strategic alliance, even if they have the same or a similar or complementary corporate purpose. Neither shall proprietary Directors of competitor companies appointed at the request of the Company or as a result of the equity interest held by the Company in such competitor companies be deemed to be in breach of the prohibition on competition.”

c)	To amend Article 37 of the By-Laws, which shall hereafter read as follows:

“Article 37.- Powers of the Board of Directors

1. Pursuant to the provisions of law and these By-Laws, the Board of Directors is the highest body entrusted with the administration and representation of the Company, and therefore has the power to carry out, within the scope of the corporate purpose defined in these By-Laws, any acts or legal transactions by way of administration or disposition, upon any legal title, except for those which fall within the scope of the powers exclusively granted by law or these By-Laws to the General Shareholders’ Meeting.

2. The Board of Directors sitting as a full body shall approve the matters provided for under the applicable legislation.

3. If there are urgent and duly justified circumstances, and if so permitted by law, the Executive Commission may adopt decisions on matters reserved to the Board of Directors, provided, however, that they must be ratified at the first meeting held by the Board after they have been adopted.”

d)	To amend Article 39 of the By-Laws, which shall hereafter read as follows:

“Article 39.- Audit and Control Committee

1. An Audit and Control Committee shall be created within the Board of Directors, which shall be composed of such number of Directors as may be determined by the Board of Directors from time to time, although in no case may there be fewer than three Directors, to be appointed by the Board of Directors. All of the members of such Committee shall be external or non-executive Directors. At least two of them must be independent Directors, and one of them shall be appointed taking into account such Director’s knowledge and experience in accounting, auditing or both.

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Translation from Spanish for informational purposes only. In the event of a conflict, the Spanish version prevails.

Telefónica, S.A.

2. The Chairman of the Audit and Control Committee, which position shall be held by an independent Director in all cases, shall be appointed by the Committee itself from among its members and shall hold office for four years, and may be re-elected after the passage of one year from ceasing to act as such.

3. The Audit and Control Committee shall have the following duties, at a minimum:

(i) To report to the shareholders at the General Shareholders’ Meeting regarding matters raised therein in connection with the matters for which it is responsible.

(ii) To submit to the Board of Directors the proposals for selection, appointment, re-election and replacement of the external auditor, as well as the terms and conditions of the contract therewith, and regularly obtain from such external auditor information regarding the audit plan and the implementation thereof, in addition to preserving its independence in the performance of its duties.

(iii) To supervise the effectiveness of the Company’s internal control system, the internal audit and the systems for management of risks, including tax risks, as well as to discuss with the Auditor the significant weaknesses in the internal control system detected during the audit.

(iv)To supervise the process of preparation and submission of regulated financial information.

(v) To establish and maintain appropriate relations with the Auditor in order to receive, for review by the Committee, information on all matters that could jeopardize the independence thereof, as well as any other matters relating to the audit procedure, and such other communications as may be provided for in auditing legislation and in technical auditing regulations. In any event, the Audit and Control Committee must receive annually written confirmation from the Auditor of its independence vis-á-vis the entity or entities directly or indirectly related thereto, as well as information regarding additional services of any kind provided to such entities by the Auditor, or by the persons or entities related thereto, pursuant to the legislation in force.

(vi)To issue on an annual basis, prior to the issuance of the audit report, a report stating an opinion regarding the independence of the Auditor. This report must in all cases include an opinion on the provision of the additional services referred to in point (v) above.

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(vii) To report to the Board of Directors in advance on all matters contemplated by law, the By-Laws and the Regulations of the Board of Directors.

(viii) Any other powers granted to it under the Regulations of the Board of Directors.”

e)	To amend Article 40 of the By-Laws, which shall hereafter read as follows:

“Article 40.- Nominating, Compensation and Corporate Governance Committee

1. A Nominating, Compensation and Corporate Governance Committee shall be created within the Board of Directors, which shall be composed of such number of Directors as may be determined by the Board of Directors from time to time, although in no case may there be fewer than three Directors, to be appointed by the Board of Directors. All of the members of such Committee must be external or non-executive Directors and the majority of them must be independent Directors.

2. The Chairman of the Nominating, Compensation and Corporate Governance Committee, which position shall be held by an independent Director in all cases, shall be appointed by the Committee itself from among its members.

3. The Nominating, Compensation and Corporate Governance Committee shall have the duties provided for under the applicable legislation, at a minimum.

4. The Board may approve the creation of two committees, separately assigning duties in connection with appointments to one of them and duties in connection with compensation to the other, with the power to assign corporate governance duties to either of them.”

*        *        *

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Proposal regarding Item VIII on the Agenda: Amendment of the following articles of the Regulations for the General Shareholders’ Meeting to conform them to the amendment of the Companies Act by Law 31/2013 of December 3 to improve corporate governance, and to introduce other technical and text organization improvements: 5 (Powers of the shareholders at the General Shareholders’ Meeting), 7 (Power and obligation to call to meeting), 8 (Publication and notice of call to meeting), 9 (Information available to the shareholders from publication of the notice of the call to meeting), 10 (The shareholders’ right to receive information), 12 (Right to attend), 13 (Right of representation), 23 (Voting on the proposed resolutions), 24 (Adoption of resolutions and announcement of voting results); and inclusion of a new article 23 bis (Conflicts of interest at the General Shareholders’ Meeting).

To amend articles 5 (Powers of the shareholders at the General Shareholders’ Meeting), 7 (Power and obligation to call to meeting), 8 (Publication and notice of call to meeting), 9 (Information available to the shareholders from publication of the notice of the call to meeting), 10 (Shareholders’ right to receive information), 12 (Right to attend), 13 (Right of representation), 23 (Voting on the proposed resolutions), 24 (Adoption of resolutions and announcement of voting results) of the Regulations for the General Shareholders’ Meeting which shall hereafter read as follows:

a)	To amend Article 5 of the Regulations for the General Shareholders’ Meeting, which shall hereafter read as follows:

“Article 5. Powers of the shareholders at the General Shareholders’ Meeting

1. The shareholders acting at the General Shareholders’ Meeting shall have the power to deliberate upon and adopt resolutions on all such matters as legal provisions and the By-Laws reserve for decision thereat, and, in general, on all matters which fall within the scope of powers assigned by law to the shareholders and are submitted at the General Shareholders’ Meeting at the behest of the Board of Directors and of the shareholders themselves, in such instances and in such manner as are provided in the law and the By-Laws. In particular, the General Shareholders’ Meeting shall decide the following matters:

a) The approval of the financial statements, the allocation of profits/losses, and the review of corporate management.

b) The appointment, reappointment and removal of Directors, as well as the ratification of Directors appointed by co-optation.

c) The appointment, reappointment and removal of auditors.

d) The appointment and removal of liquidators.

e) The commencement of company action for liability against any of the persons referred to in letters b) to d) of this article.

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f) The amendment of the By-Laws.

g) The increase and reduction in the share capital, as well as delegation to the Board of Directors of the power to increase the share capital, in which case it may also be granted the power to exclude or restrict pre-emptive subscription rights, as provided by law.

h) The elimination of or establishment of restrictions upon pre-emptive subscription rights.

i) The transformation, merger, split-off, overall assignment of assets and liabilities, relocation of the registered address abroad.

j) The dissolution of the Company.

k) The issuance of debentures and other marketable securities that recognize or create a debt, and delegation to the Board of Directors of the power to issue them.

l) The transformation of the Company into a holding company through “subsidiarization” or by entrusting subsidiaries with the conduct of core activities theretofore carried out by the Company itself.

m) The acquisition, disposition or contribution of essential operating assets from or to another company. For purposes of this section and the preceding section, an asset or activity shall be deemed to be essential when the amount of the transaction exceeds twenty-five (25%) percent of the value of the assets recorded in the last approved balance sheet.

n) Transactions the effect of which is tantamount to liquidating the Company.

o) The approval of the final balance sheet upon liquidation.

p) Releasing the Directors from the legal prohibition relating to conflict of interest when law necessarily attributes this power and duty to the General Shareholders’ Meeting.

q) The Director compensation policy.

r) Any other matter that the Board of Directors resolves to submit to its decision in accordance with the applicable legislation.”

b)	To amend Article 7 of the Regulations for the General Shareholders’ Meeting, which shall hereafter read as follows:

“Article 7. Power and obligation to call to meeting

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1. The General Shareholders’ Meeting shall be formally called by the Board of Directors of the Company.

2. The Board of Directors may call the General Shareholders’ Meeting whenever it deems it advisable or appropriate to further the corporate interests and shall be required, in all cases, to call the Ordinary General Shareholders’ Meeting within the first six months of each fiscal year and to call an Extraordinary General Shareholders’ Meeting whenever it is so requested in writing by the holders of at least 3% of the share capital, which request shall set forth the matters to be dealt with. In this instance, the General Shareholders’ Meeting shall be called to be held within the statutory period. The Board of Directors shall draw up the agenda and shall include at least the matters set forth in the request.”

c)	To amend Article 8 of the Regulations for the General Shareholders’ Meeting, which shall hereafter read as follows:

“Article 8. Publication and notice of call to meeting

1.	The General Shareholders’ Meeting shall be called with the minimum advance notice required by law, through a notice published at least:

a) In the Official Bulletin of the Commercial Registry or in one of the more widely circulated newspapers in Spain.

b) On the website of the National Securities Market Commission.

c) On the Company’s corporate website.

The notice published on the Company’s corporate website shall be continuously accessible at least until the date of the General Shareholders’ Meeting. Furthermore, the Board of Directors may publish notices in other media, if it deems it appropriate, to ensure the public and effective dissemination of the call to meeting.

The call to the General Shareholders’ Meeting shall also be reported to such Market Supervisory Authorities as may be appropriate.

2.	The notice of the call to meeting shall contain all the statements required by the law in each case and, in any event, shall set forth the date, place and time of the Meeting upon first call and all the matters to be dealt with thereat. The notice may also state the place, date and time for the General Shareholders’ Meeting to be held, if applicable, upon second call.

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3.	At the Ordinary General Shareholders’ Meetings, shareholders representing at least 3% of the share capital may request the publication of a supplement to the call including one or more items in the agenda, so long as such new items are accompanied by a rationale or, if applicable, by a well-founded proposal for a resolution.

4.	In addition, shareholders representing at least 3% of the share capital may submit well-founded proposals for resolutions regarding items already included or that must be included in the agenda for the General Shareholders’ Meeting called.

5.	The rights provided for in the two preceding paragraphs must be exercised by means of duly authenticated notice that must be received at the Company’s registered office within five days of the publication of the call to meeting. The supplement to the call to meeting and the proposals for resolutions must be published or disseminated in compliance with the legal requirements and as much in advance as is provided by law.

d)	To amend Article 9 of the Regulations for the General Shareholders’ Meeting, which shall hereafter read as follows:

“Article 9. Information available to the shareholders from publication of the notice of the call to meeting

1. Beginning on the date of publication of the notice of the call to meeting and until the General Shareholders’ Meeting is held, the Company shall maintain the following information continuously published on its website:

a) The notice of the call to meeting.

b) The total number of shares and voting rights on the date the meeting is called, with a breakdown by class of shares, if any such classes exist.

c) The documents to be submitted to the shareholders at the General Shareholders’ Meeting and, specifically, the reports prepared by directors, auditors and independent experts.

d) The full text of the proposed resolutions or, if none, a report prepared by the competent bodies, containing a discussion of each of the items on the agenda. The proposed resolutions submitted by the shareholders shall also be included in the order that they are received.

e) The existing communication channels between the Company and the shareholders and, specifically, any appropriate explanations regarding the exercise of the shareholders’ right to receive information, setting forth the mailing and e-mail addresses to which the shareholders may write.

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f) In the case of the appointment, ratification or re-election of members of the Board of Directors, the identity and curriculum vitae thereof and the status of each such Director, as well as the proposal from the Board of Directors or the Nominating, Compensation and Corporate Governance Committee, as applicable, and the reports required by law. If the Director is a legal person, the information shall include details of the individual who will be appointed for permanent discharge of the duties inherent in the position.

g) The means to grant a proxy for the General Shareholders’ Meeting and to cast a distance vote, including the procedure to obtain attendance cards or a certificate issued by the entities legally authorized for such purpose.

2. Furthermore, from the date of publication of the notice of the call to the General Shareholders’ Meeting, and in order to facilitate shareholders’ attendance and participation therein, the Company shall include in its corporate website, to the extent available and in addition to the documents and information required by the law, all materials that the Company deems advisable for such purposes and in particular, but merely for illustrative purposes, the following:

a) Information regarding the place where the General Shareholders’ Meeting is to be held, describing, when appropriate, the means of access to the meeting room.

b) Any other matters of interest for purposes of following the proceedings at the Meeting, such as whether simultaneous interpretation services will be provided, the possibility that the General Shareholders’ Meeting be followed by audio-visual means, or information in other languages.

In addition, when there is a supplement to the call to meeting or proposed resolutions on matters already included or which must be included in the agenda, the Company shall, from the date of publication thereof, also publish, in the same manner and on its corporate website, the text of the proposals to which such supplement refers and which has been provided to the Company.

This information may be subject to changes at any time, in which case any appropriate amendments or clarifications shall be published on the Company’s corporate website.

3. The Company shall deliver the information and documentation referred to in sub-section 1 and in paragraph a) of sub-section 2 of this article to the National Securities Market Commission and other Market Supervisory Authorities as may be appropriate; it shall also

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provide such information and documentation to the depositary or depositaries of the programs through which the Company is listed on certain foreign markets.

e)	To amend Article 10 of the Regulations for the General Shareholders’ Meeting, which shall hereafter read as follows:

“Article 10. The shareholders’ right to receive information

1. From the publication of the notice of the call to a General Shareholders’ Meeting and during the period required by law, any shareholder may submit a written request for such information or clarifications as it deems are required, or ask written questions it deems are pertinent, regarding the matters included in the agenda for the notice of call, or regarding information accessible to the public that the Company has provided to the National Securities Market Commission since the holding of the immediately prior General Shareholders’ Meeting, or regarding the auditor’s report.

The Board of Directors shall be required to provide in writing, until the day when the General Shareholders’ Meeting is held, the requested information or clarifications, as well as to respond in writing to the questions asked. The answers to the questions and to the requests for information shall be channeled through the Secretary of the Board of Directors and provided by any member thereof or by any person expressly authorized by the Board of Directors to that end.

2. During the course of the General Shareholders’ Meeting, the shareholders of the Company may verbally request such information or clarifications as they deem appropriate regarding the matters contained in the agenda, or regarding the information accessible to the public that the Company has provided to the National Securities Market Commission since the holding of the last General Shareholders’ Meeting, or regarding the auditor’s report. In the event that it is not possible to satisfy the shareholder’s right at that time, the Board of Directors shall provide such information in writing within seven days of the close of the General Shareholders’ Meeting.

3. The Board of Directors shall have the duty to provide the information requested in reliance upon the two preceding paragraphs, in the manner and within the time periods established by the law, except in those cases in which (i) such information is unnecessary for the protection of shareholder rights, there are objective reasons to believe that it might be used for ultra vires purposes, or publication thereof may prejudice the Company or related companies; (ii) the request for information or clarifications does not refer to matters included in the agenda or, in the case of sub-section 1 above, to information accessible to the public that has been provided by the Company to the National Securities Market Commission since the holding of the immediately prior General Shareholders’ Meeting; (iii) it

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is so established in legal or regulatory provisions. The exception contemplated in section (i) above shall not apply when the information has been requested by shareholders representing at least one-fourth of the share capital.

4. If the information requested by the shareholders has been clearly, expressly and directly made available to all shareholders in question & answer format on the Company’s corporate website, the Board of Directors’ answer may limit its response to a reference to the information provided in such format.

5. Valid requests for information or clarifications submitted or questions asked in writing by the shareholders, as well as the answers provided in writing by the Directors shall be posted on the Company’s website.

6. Answers to shareholders who attend the General Shareholders’ Meeting from a distance by means of data transmission and simultaneously and who exercise their right to receive information through this procedure shall be provided, if applicable, in writing, within seven days following the Meeting.”

f)	To amend Article 12 of the Regulations for the General Shareholders’ Meeting, which shall hereafter read as follows:

“Article 12. Right to attend.

1. The right to attend a General Shareholders’ Meeting shall accrue to the holders of at least 300 shares, provided that such shares are registered in their name in the corresponding book-entry registry five days in advance of the date on which the General Shareholders’ Meeting is to be held, and provided also that they present evidence thereof with the appropriate attendance card or share certificate issued by any of the entities participating in the institution that manages such book-entry registry, or directly by the Company itself, or in any other manner permitted under law. Such card or certificate may be used by the shareholders as the document whereby to grant a proxy for the General Shareholders’ Meeting in question.

2. Shareholders that hold a lower number of shares may grant a proxy in respect thereof to a shareholder having the right to attend, as well as group together with other shareholders in the same situation until reaching the required number of shares, following which a proxy must be granted to one of such shareholders. The grouping must be carried out specifically for each General Shareholders’ Meeting and must be recorded in writing.

3. The Directors must attend the General Shareholders’ Meeting, save for a duly justified reason preventing them from doing so. The non-attendance of any of them will not affect the valid constitution of the General Shareholders’ Meeting.

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4. In addition, the General Shareholders’ Meeting may be attended by such executives, technicians, experts and other persons who may, in the opinion of the Chairman of the General Shareholders’ Meeting, have a relationship with the Company. The Chairman may also authorize the attendance of such persons as he deems appropriate, including the media, analysts, etc., although the General Shareholders’ Meeting may revoke such authorization.”

g)	To amend Article 13 of the Regulations for the General Shareholders’ Meeting, which shall hereafter read as follows:

“Article 13. Right of representation

1. Every shareholder having the right to attend the General Shareholders’ Meeting may be represented thereat by another person, even if not a shareholder, provided that the requirements and formalities imposed by the law are met. The proxy must be granted specifically for each General Shareholders’ Meeting, either by using the proxy form printed on the attendance card or in any other manner permitted by the law, without prejudice to the provisions of the Companies Act (Ley de Sociedades de Capital) regarding cases of proxies granted to family relatives and general proxies.

The documents setting forth the proxies for the General Shareholders’ Meeting shall contain instructions regarding the direction of the vote. Unless otherwise expressly indicated by the shareholder granting the proxy, it shall be understood that the shareholder gives specific instructions to vote in favor of the proposed resolutions put forward by the Board of Directors regarding the matters on the agenda.

If there are no voting instructions because the shareholders acting at the General Shareholders’ Meeting are to decide matters that are not included in the agenda and are thus unknown on the date that the proxy is granted but which may be submitted to a vote at the General Shareholders’ Meeting, the proxy-holder shall vote in such direction as he deems most appropriate, taking into account the interest of the Company and that of the shareholder granting the proxy. The same rule shall apply when the relevant proposal or proposals submitted to the shareholders at the General Shareholders’ Meeting have not been made by the Board of Directors.

If the document setting forth the proxy does not state the specific person or persons to whom the shareholder grants the proxy, such

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proxy shall be deemed granted in favor of any of the following: the Chairman of the Board of Directors of the Company, or the person that stands in for him as Chairman of the General Shareholders’ Meeting, or such person as is appointed by the Board of Directors, with notice of such appointment being given in advance in the notice of the call to meeting. If the Chairman of the Board of Directors of the Company, or the person acting in his stead, or the person appointed by the Board of Directors, as applicable, is affected by any of the conflicts of interest contemplated in the law and the document setting forth the proxy does not contain any specific instructions, the proxy shall be deemed granted to the Secretary for the General Shareholders’ Meeting.

A proxy is always revocable. Attendance at the General Shareholders’ Meeting by the shareholder granting the proxy, whether in person or through distance voting, entails the revocation of any proxy granted, whatever the date thereof. A proxy shall likewise be rendered void as a result of the disposition of shares of which the Company has notice.

2. Individual shareholders who do not have full legal capacity and corporate shareholders shall be represented by those persons who act as representatives thereof pursuant to law, with evidence of such representative capacity being duly provided.

3. Both in cases of voluntary representation as well as those of legal representation, no person may have more than one representative at the General Shareholders’ Meeting. By way of exception, institutions that are duly registered as shareholders according to the book-entry share register but that act for the account of several persons may, without limitation, delegate the right to vote to each of the indirect holders or to third parties designated by such indirect holders. In addition, such institutions may in all cases split their vote and exercise the right to vote in a different direction in compliance with differing voting instructions that they have received.

4. The Chairman of the General Shareholders’ Meeting or, by delegation of powers, the Secretary of the General Shareholders’ Meeting shall resolve all doubts regarding the validity and effectiveness of the documents giving rise to the right of any shareholder to attend the General Shareholders’ Meeting, whether individually or by grouping their shares with other shareholders, as well as any proxy granted to any other person, endeavoring to deem only those documents that lack the minimum essential requirements to be invalid or ineffective, provided that such defects have not been remedied.

5. When a proxy is granted by means of long-distance communication, it shall only be deemed valid if it is granted by postal delivery or correspondence or by electronic communication made in accordance with the provisions of this section.

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Proxies by postal delivery or correspondence shall be granted by sending or delivering to the Company the duly signed attendance and proxy-granting card or other written instrument that, in the opinion of the Board of Directors expressed in a resolution adopted for such purpose, allows for due verification of the identity of the shareholder granting the proxy and that of the proxy-holder designated therein.

Proxies by electronic communication to the Company shall be granted under an electronic signature or by such other manner as the Board of Directors may deem appropriate to ensure the authenticity and identification of the shareholder that exercises his right, attaching thereto a copy in electronic format of the attendance and proxy-granting card and detailing in the communication the proxy granted and the identity of the shareholder granting the proxy.

In order to be valid, a proxy granted by either of the aforementioned means of long-distance communication must be received by the Company before midnight on the third day prior to the date set for the holding of the General Shareholders’ Meeting upon first call. In the resolution for the call of the General Shareholders’ Meeting in question, the Board of Directors may reduce this required deadline, disclosing it in the same manner as the call notice. The Board of Directors may also implement the above provisions relating to proxies granted by long-distance means of communication in accordance with the provisions of Article 25.5 of the By-Laws and Article 22.7 of these Regulations.

6. A proxy may include items that, even if not contained in the agenda, may be dealt with by the shareholders at the General Shareholders’ Meeting because it is so permitted by law.

7. The Board of Directors may implement the above provisions relating to the grant of proxies through long-distance means of communication, in accordance with the provisions of Article 22.7 below.”

h)	To amend Article 23 of the Regulations for the General Shareholders’ Meeting, which shall hereafter read as follows:

“Article 23. Voting on the proposed resolutions

1. Once shareholders’ presentations, if any, have concluded and answers have been provided as set forth in these Regulations, the corresponding proposed resolutions shall be put to the vote.

Each of the proposed resolutions shall be voted by following the agenda included in the notice of the call to meeting, and if proposals

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have been made regarding matters which the shareholders may decide without such matters being included in the agenda, they shall be submitted to a vote after a vote is taken on the proposals included in the agenda, unless the Chairman of the General Shareholders’ Meeting decides otherwise.

2. After the Secretary for the General Shareholders’ Meeting has read the full text or a summary of the proposed resolution corresponding to an item on the agenda, which reading may be dispensed with when the text of such proposal has been distributed to the shareholders at the beginning of the General Shareholders’ Meeting, a vote shall first be taken on the resolutions proposed in each case by the Board of Directors, and then, if appropriate, the proposals made by other parties shall be submitted to a vote, following the order established by the Chairman of the General Shareholders’ Meeting for that purpose.

When a single item on the Agenda includes different matters, such matters shall be separately submitted to a vote. In particular, a separate vote shall be taken on the appointment, ratification, re-election or removal of each Director and, in the event of amendments to the By-Laws or these Regulations, on each article or group of articles that are materially independent. In exceptional cases, related proposals, which are formulated as an indivisible unit, shall be voted as a whole, such as those relating to the approval of the revised text of the By-Laws or of the Regulations for the General Shareholders’ Meeting.

In all cases, when a proposed resolution is approved, all other proposals on the same matter that are incompatible therewith shall automatically be deemed withdrawn and shall therefore not be submitted to a vote, which shall be stated by the Chairman of the General Shareholders’ Meeting, or by the Secretary for the General Shareholders’ Meeting, acting by delegation of powers.

3. The following voting calculation system shall be used for purposes of voting on the proposed resolutions:

a) In the case of voting on proposed resolutions relating to matters on the agenda, votes in favor of the proposal submitted to a vote shall be deemed to be those corresponding to all shares present or represented at the Meeting, according to the attendance roll, less the votes corresponding to shares whose holders or representatives inform the Presiding Committee of the General Shareholders’ Meeting, or to the Notary, if appropriate, by written communication or personal statement, that they vote against, in blank or abstain.

b) In the case of voting on proposed resolutions relating to matters that are not included in the agenda, votes against the proposal submitted to a vote shall be deemed to be those corresponding to all

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shares present or represented at the Meeting, according to the attendance roll, less the votes corresponding to shares whose holders or representatives inform the Presiding Committee of the General Shareholders’ Meeting, or to the Notary, if appropriate, by written communication or personal statement, that they vote in favor, in blank or abstain.

c) For purposes of the provisions of paragraphs a) and b) above, for each of the proposed resolutions submitted to a vote, it shall be deemed that shares present and represented at the meeting are all those recorded on the attendance roll, less the shares whose holders may not, pursuant to the law and depending upon the proposed resolution that is put to the vote, exercise the voting rights attaching to their shares.

Regardless of the system used to calculate the votes, verification by the Presiding Committee of the Meeting – or, exceptionally, in the event that such Presiding Committee of the General Shareholders’ Meeting has not been formed, by the Secretary for the General Shareholders’ Meeting – of the existence of a number of favorable votes sufficient to attain the majority required in each case, will allow the Chairman of the General Shareholders’ Meeting to declare the relevant proposed resolution to have been approved.”

i)	To amend Article 24 of the Regulations for the General Shareholders’ Meeting, which shall hereafter read as follows:

“Article 24. Adoption of resolutions and announcement of voting results

1.Resolutions shall be adopted by simple majority, i.e., proposed resolutions shall be approved when the number of votes in favor of each proposal is greater than the number of votes against it (whatever the number of blank votes and abstentions), without prejudice to the qualified majorities established in the law and in the By-Laws or to the limitation upon the maximum number of votes that may be cast by each shareholder as provided in Article 26 of the By-Laws.

2.Once the proposals have been voted as provided in these Regulations, the Chairman of the General Shareholders’ Meeting shall announce, either personally or through the Secretary for the General Shareholders’ Meeting, the voting results, stating whether each of the proposals has been approved or rejected.”

And to include a new article 23 bis (Conflicts of interest at the General Shareholders’ Meeting) in the Regulations for the General Shareholders’ Meeting, which shall read as follows:

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“Article 23 bis. Conflicts of interest at the General Shareholders’ Meeting.

1. Shareholders may not exercise their right to vote at the General Shareholders’ Meeting, whether personally or through a representative, in connection with the approval of a resolution designed to:

a. release them from an obligation or give them a right;

b. provide them with any kind of financial assistance, including the provision of guarantees in their favor; or

c. release them, if they are Directors, from the obligations arising from the duty of loyalty.

2. If a shareholder grants a proxy, the representative shall, prior to being appointed, inform the shareholder in detail regarding whether a conflict of interest exists. If the conflict occurs after the appointment and the shareholder granting the proxy has not been apprised of the possible existence thereof, the representative shall immediately inform the shareholder of such conflict. In both cases, in the event that after the conflict has been disclosed, the representative has not received specific voting instructions in connection with each of the matters on which the representative is to vote on behalf of the shareholder, the representative shall abstain from casting a vote.”

*        *        *

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Proposal regarding Item IX on the Agenda: Delegation to the Board of Directors, with express powers of substitution, for a period of five years, of the power to increase the share capital pursuant to the provisions of Section 297.1.b) of the Companies Act, and delegation of the power to exclude the preemptive right of the shareholders as provided in Section 506 of the Companies Act.

To delegate to the Board of Directors, as broadly as required by Law, pursuant to the provisions of Section 297.1.b) of the Companies Act, the power to increase the share capital on one or more occasions and at any time, within a period of five years from the date of adoption of this resolution, by the maximum nominal amount of 2,469,208,757 euros, equal to one half of the share capital of Telefónica, S.A. (the “Company”) on the date of adoption of this resolution.

Capital increases under this delegation shall be carried out by means of the issuance and flotation of new shares -with or without a share premium- the consideration for which shall be monetary contributions.

In connection with each increase, it shall fall upon the Board of Directors to decide whether the new shares to be issued are to be ordinary, preferred or any other type of shares permitted by law. The Board of Directors may also set the terms and conditions of the capital increases as to all matters not provided for in this resolution and the characteristics of the shares, with express provision for the possibility of incomplete subscription, and may freely offer the new shares not subscribed within the period or periods for the exercise of preemptive rights. The Board of Directors may also provide that, in the event of incomplete subscription, the capital shall only be increased by the amount of the subscriptions made, and may amend the article of the By-Laws regarding the share capital and number of shares.

Furthermore, in connection with the capital increases implemented in reliance on this delegation, the power is delegated to the Board of Directors to exclude preemptive rights in whole or in part upon the terms of Section 506 of the Companies Act. However, the power to exclude preemptive rights is limited to 20% of the Company’s share capital on the date of adoption of this resolution.

The Company shall, where appropriate, make application for admission to trading on any secondary market, whether official or unofficial, organized or not, and domestic or foreign, of the shares issued by virtue of this delegation, with the Board of Directors being authorized to take all steps and actions needed for admission to listing with the appropriate bodies of the various domestic or foreign securities markets on which its shares are listed.

The Board of Directors is expressly authorized to in turn delegate to the Executive Commission or the Executive Chairman of the Board of Directors, the powers referred in this resolution, without prejudice to the powers that may be granted to any person for specific acts of execution.

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2015	37 of 40

Translation from Spanish for informational purposes only. In the event of a conflict, the Spanish version prevails.

Telefónica, S.A.

The delegation to increase share capital granted by the shareholders at the General Shareholders’ Meeting of the Company held on May 18, 2011 is deprived of effect to the extent of the unused amount.

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ORDINARY GENERAL SHAREHOLDERS’ MEETING 2015	38 of 40

Translation from Spanish for informational purposes only. In the event of a conflict, the Spanish version prevails.

Telefónica, S.A.

Proposal regarding Item X on the Agenda: Delegation of the powers to formalize, interpret, remedy and carry out the resolutions adopted by the shareholders at the General Shareholders’ Meeting.

To authorize, on a several basis, the Executive Chairman of the Board of Directors, the Chief Operating Officer, the Secretary of the Board of Directors and the Vice Secretary of the Board of Directors, such that, without prejudice to any other delegations included in the foregoing resolutions and any powers of attorney to convert existing resolutions into public instruments, any of them may formalize and implement the foregoing resolutions, with the power for such purpose to execute the public or private documents that may be necessary or appropriate (including documents for purposes of interpretation, clarification, further development, supplementation, correction of errors and curing of defects) for the most correct performance thereof and for the registration thereof, to the extent required, with the Commercial Registry (Registro Mercantil) or any other public registry, as well as to deposit the accounts of the Company and its Group.

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ORDINARY GENERAL SHAREHOLDERS’ MEETING 2015	39 of 40

Translation from Spanish for informational purposes only. In the event of a conflict, the Spanish version prevails.

Telefónica, S.A.

Proposal regarding Item XI on the Agenda: Consultative vote on the 2014 Annual Report on Director Compensation.

To approve, on a consultative basis, the Annual Report on Directors’ compensation for fiscal year 2014.

It is hereby stated for the record that the full text of such Report has been made available to the shareholders, along with the other documentation relating to this General Shareholders’ Meeting, since the date of the call to meeting.

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ORDINARY GENERAL SHAREHOLDERS’ MEETING 2015	40 of 40

Translation from Spanish for informational purposes only. In the event of a conflict, the Spanish version prevails.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: April 29, 2015	By:	/s/ Ramiro Sánchez de Lerín García- Ovies
		Name:	Ramiro Sánchez de Lerín García- Ovies
		Title:	General Secretary and Secretary to the Board of Directors